

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2016

Loretta P. Mayer
Chief Executive Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004

     Re: **SenesTech, Inc.**
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 20, 2016
           File No. 333-213736

Dear Dr. Mayer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Data, page 9

Capitalization, page 30

1. We note that the pro forma column in the Balance Sheet Data on page 10 does not appear to be presented consist with its footnote disclosures. For example, the pro forma column is described as reflecting the conversion of the convertible preferred stock into common stock and does not appear that it should have an increase in cash or significant change in accumulated deficit. Also, additional paid in capital does not appear appropriately calculated and it would appear the debt amounts in the actual column should carry over into the pro forma column. Please revise appropriately.

Interim Financial Statements for the Six Months Ended June 30, 2016

Condensed Balance Sheets, page F-40

2. We note that the pro forma column on the interim balance sheet appears to include the cash received and the issuance of the two million shares in this offering. Please revise to remove the effects of the issuance of shares in this offering and only reflect the conversion of the preferred shares to common stock.

Exhibit 5.1

3. Refer to the registration statement fee table. We note that you have registered the underwriters' warrants and the common stock underlying those warrants. Please have counsel revise the opinion to opine upon these registered securities.

You may contact Amy Geddes at (202) 551-3304 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Andy Shawber
        Summit Law Group